Exhibit 4.1

                    CERTIFICATE OF DESIGNATION OF PREFERENCES
                     AND RIGHTS OF SERIES H PREFERRED STOCK
                         OF BAYWOOD INTERNATIONAL, INC.

              (PURSUANT TO NEVADA REVISED STATUTES SECTION 78.1955)

     The undersigned, being the President and Chief Executive Officer of Baywood International, Inc., a Nevada corporation (the "Corporation"), certifies that the Board of Directors of the Corporation, pursuant to the authority granted in "Article IV: Capital Stock" of the Corporation's Articles of Incorporation, as amended, has adopted the following resolutions:

     WHEREAS, the Articles of Incorporation of the Corporation, as amended, provides for a class of shares known as preferred stock, issuable from time-to-time in one or more classes, par value $1.00;

     WHEREAS, the Board of Directors of the Corporation is authorized to prescribe the classes, and the number of each class or series of stock and the voting powers, designations, preferences, conversion features, restrictions and relative rights of each class or series of stock and that the foregoing may be fixed and determined by resolution of the Board of Directors, without further amendment to the Articles of Incorporation;

     WHEREAS, the Board of Directors of the Corporation desires, pursuant to its authority, to determine and fix the rights, preferences, privileges and restrictions relating to the class of preferred stock and the number of shares constituting and the designation of such initial series;

     NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors establishes a class of preferred stock and has prescribed the following voting powers, designations, preferences, limitations, restrictions and relative rights of such series:

A. Designation. The series of Preferred Stock shall be designated as Series H Preferred Stock (the "Series H Preferred Stock").

B. Number. The number of shares constituting the Series H Preferred Stock shall be 350,000.

C. Face Value: The face value of the Series H Preferred Stock shall be par value, or $1.00 per share.

D. Dividend: The holders of the Series H Preferred Stock shall be entitled to receive an 8% dividend on the face value of the Series H Preferred Stock payable in the common stock of the Corporation (the "Common Stock"). The Common Stock will be valued based on 30-day average closing price and will be paid to the holder every six months.

E. Liquidation Rights. The holders of the Series H Preferred Stock shall have liquidation rights as follows (the "Liquidation Rights"):

     In the event of any liquidation, dissolution or winding up of the Corporation, holders of shares of Series H Preferred Stock are entitled to receive, out of legally available assets, a liquidation preference of 200% of face value, plus an amount equal to any accrued and unpaid dividends to the payment date, and no more, before any payment or distribution is made to the holders of Common Stock, any previous series of the Corporation's preferred stock or any series or class of the Corporation's stock hereafter issued that


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ranks junior as to liquidation rights to the Series H Preferred Stock. But the holders of Series H Preferred Stock will not be entitled to receive the liquidation preference of such shares until the liquidation preferences of any series or class of the Corporation's stock hereafter issued that ranks senior as to liquidation rights to the Series H Preferred Stock ("senior liquidation stock") has been paid in full. The holders of Series H Preferred Stock and all other series or classes of the Corporation's stock hereafter issued that rank on a parity as to liquidation rights with the Series H Preferred Stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution (after payment of the liquidation preference of the senior liquidation stock) which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation preference of the shares of Series H Preferred Stock, the holders of such shares will not be entitled to any further participation in any distribution of assets by the Corporation.

F. Conversion. The face value of the Series H Preferred Stock shall have conversion rights into Common Stock at $0.02 per share. If there shall occur any stock split, stock dividend, reverse stock split, or other subdivision of the Corporation's Common Stock ("Stock Event"), for which the Company receives no new value, then the number of shares of Common Stock to be received by the Holder of the Series H Preferred Stock shall be appropriately adjusted (upward or downward) so that the proportion of the number of shares issuable hereunder prior to such Stock Event is equal to the proportion of the number of shares issuable hereunder after such Stock Event. If after three years any holder of the Series H Preferred Stock has not converted any portion of the Series H Preferred Stock, the Corporation may mandatorily convert such Series H Preferred Shares at the Corporation's sole discretion.

G. Corporate Change. In the event of a merger, reorganization, recapitalization or similar event of, or with respect to, the Corporation (a "Corporate Change") (other than a Corporate Change in which the Corporation is the surviving entity or in which all or substantially all of the consideration received by the holders of the Corporation's capital stock upon such Corporate Change consists of cash or assets other than securities issued by the acquiring entity or any affiliate thereof), this Series H Preferred Stock shall be assumed by the acquiring entity.

H. Voting Rights. The Holders of the Series H Preferred Stock shall have 1 vote for every share of Common Stock that the holder would receive on an if-converted basis and shall be entitled to vote on any and all matters brought to a vote of shareholders of Common Stock. Holders of Series H Preferred Stock shall be entitled to notice of all shareholder meetings or written consents with respect to which they would be entitled to vote, which notice would be provided pursuant to the Corporation's Bylaws and applicable statutes.

I. Protective Provisions. So long as shares of Series H Preferred Stock are outstanding, the Corporation shall not without first obtaining the approval (by voting or written consent, as provided by Nevada law) of the holders of at least a majority of the then outstanding shares of Series H Preferred Stock:

     1. alter or change the rights, preferences or privileges of the shares of Series H Preferred Stock so as to affect adversely the Series H Preferred Stock;

     2. create any new class or series of stock having a preference over the Series H Preferred Stock;

     3. do any act or thing not authorized or contemplated by this Designation which would result in taxation of the holders of shares of the Series H Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended (or any comparable provision of the Internal Revenue Code as hereafter from time-to-time amended).


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J.   Redemption of Stock.

     1. Redemption Price. The Corporation may redeem the holders of shares of Series H Preferred Stock, out of legally available assets, at a redemption value of 115% of face value, plus an amount equal to any accrued and unpaid dividends to the Redemption Date (as hereafter defined).

     2. Notice of Redemption. The Corporation shall mail written notice of each redemption of Series H Preferred Stock to each record holder of Series H Preferred Stock not more than sixty (60) nor less than thirty (30) days prior to the date on which such redemption is to be made. The date specified in such notice for redemption is herein referred to as the "Redemption Date."

     3. Termination of Rights. On the Redemption Date all rights pertaining to the Series H Preferred Stock, including, but not limited to, any right of conversion, will cease, and such Series H Preferred Stock will not be deemed to be outstanding. All certificates representing the Series H Preferred Stock subject to redemption will represent only the right to receive payment in accordance with the provisions of this Paragraph J.

     4. Redeemed or Otherwise Acquired Shares. Any shares of Series H Preferred Stock which are redeemed or otherwise acquired by the Corporation shall be canceled, may not be reissued as Series H Preferred Stock, and shall be returned to the status of authorized and unissued shares of Preferred Stock without designation as to series.

K. Amendments. Subject to Paragraph G above, the designation, number of, and voting powers, designations, preferences, limitations, restrictions and relative rights of the Series H Preferred Stock may be amended by a resolution of the Board of Directors.

DATED this 21st day of December, 2005.


/s/ Neil Reithinger
-------------------
Neil Reithinger, President &
Chief Executive Officer


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